For immediate release
                                                                     May 9, 2007

                   Toyota Announces Year-End Financial Results
       Achieves Record High Net Revenues, Operating Income and Net Income
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


Tokyo -- TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the fiscal year ended March 31, 2007.

On a consolidated basis, net revenues for the fiscal year ended March 31, 2007 totaled 23.94 trillion yen, an increase of 13.8 percent compared to the last fiscal year. Operating income increased 19.2 percent to 2.23 trillion yen, and income before income taxes, minority interest and equity in earnings of affiliated companies increased 14.1 percent to 2.38 trillion yen. Net income increased 19.8 percent to 1.64 trillion yen. All of these figures marked record highs.

Positive contributions to operating income totaled 720.0 billion yen, consisting of 330.0 billion yen from marketing efforts, 290.0 billion yen from the positive effects of changes in foreign exchange rates and 100.0 billion yen from cost reduction efforts. Negative factors totaled 359.7 billion yen.

Commenting on the results, TMC President Katsuaki Watanabe said, "For fiscal year 2007, Toyota posted record consolidated results across the board. We believe our continuous efforts to support global growth have steadily contributed to our record net revenues, operating income and net income."

TMC also announced a second-half cash dividend for the six months ended March 31, 2007 of 70 yen, an increase of 15 yen per share over the same period last fiscal year. Total dividend payout for the full year was 120 yen per share, an increase of 30 yen year-on-year. TMC has increased its annual dividend eight consecutive times.

Watanabe added, "As a result, our dividend payout ratio will improve from 21.3% to 23.4%, marking steady progress toward our 30% target."

In fiscal year 2007, Toyota's consolidated vehicle sales for the period reached
8.52 million units, an increase of 550 thousand units compared to the last fiscal year.

In Japan, vehicle sales decreased by 91 thousand units over the same period last year, to 2.27 million units. While sales of certain existing models declined, sales of the redesigned Corolla and new models such as the Auris, Blade and Lexus LS were favorable. Toyota's market share excluding mini-vehicles grew by
1.5 percent compared to the same period last year, to 45.8 percent. Operating income from Japanese operations increased by 381.3 billion yen over the same period last year, to 1.45 trillion yen, mainly due to an increase in production volume.

In North America, vehicle sales reached 2.94 million units, an increase of 386 thousand units, due to strong sales of models redesigned last year such as the RAV4 and Camry and the new models FJ Cruiser and Yaris. Operating income decreased by 46.0 billion yen, to 449.6 billion yen. This is mainly due to temporary expenses such as costs associated with the start up of the Texas plant, as well as the recording of valuation losses on interest rate swaps.

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In Europe, led by strong sales of compact models such as the Yaris and Aygo, vehicle sales increased by 201 thousand units, to 1.22 million units. Operating income from European operations increased by 43.4 billion yen, to 137.3 billion yen. The increase in operating income was mainly due to strong sales of core models.

In Asia, sales decreased by 91 thousand units, to 789 thousand units, as a result of weak market conditions mainly in Indonesia and Taiwan. Operating income from Asian operations decreased by 27.9 billion yen, to 117.6 billion yen.

In other regions, including Central and South America, Oceania and Africa, vehicle sales increased to 1.29 million units, an increase of 145 thousand units, due to continuing popularity of the IMV series in Central and South America and the Camry in Oceania. Operating income in these regions increased by
16.3 billion yen, to 83.5 billion yen.

TMC estimates that the consolidated vehicle sales for the fiscal year ending March 31, 2008 will be 8.89 million units.

TMC also announced its consolidated financial forecast for the fiscal year ending March 31, 2008. Based on an exchange rate of 115 yen to the U.S. dollar and 150 yen to the euro, TMC forecasts consolidated net revenues of 25.00 trillion yen, operating income of 2.25 trillion yen and net income of 1.65 trillion yen.

Watanabe concluded by commenting on the outlook for profitability. "We aim to exceed last year's earnings by increasing sales volume and reducing cost, while investing for future growth."

 (Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
                                                 ----------------

   Cautionary Statement with Respect to Forward-Looking Statements
   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

   A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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Contact: Public Affairs Division at (03) 3817-9150/9161/9130/9179